UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                          Dirt Motor Sports Racing Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    10170Q105
                  --------------------------------------------
                                 (CUSIP Number)

                                 August 16, 2005
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             (Date of Event Which Requires Filing of this Statement)



             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  [  ] Rule 13d-1(b)
                  [ X] Rule 13d-1(c)
                  [  ] Rule 13d-1(d)


             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 10170Q105             SCHEDULE 13G            Page 2 of 5 Pages
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            North Sound Capital LLC (1)
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  [x]
                                                            (b)  [ ]
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    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                        5      SOLE VOTING POWER
      NUMBER OF                 0
        SHARES          -------------------------------------------------------
     BENEFICIALLY       6      SHARED VOTING POWER
       OWNED BY                 713,543
         EACH           -------------------------------------------------------
      REPORTING         7      SOLE DISPOSITIVE POWER
        PERSON                  0
         WITH           -------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                                713,543
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    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            713,543
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    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                   [ ]
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    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.71%
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    12      TYPE OF REPORTING PERSON*

            OO
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(1)  The ultimate managing member of North Sound Capital LLC is Thomas McAuley.
     The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the "Funds"), who are the holders of such shares. As the managing member or investment advisor, respectively, of the Funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the Funds.

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CUSIP No. 10170Q105            SCHEDULE 13G          Page   3  of   5  Pages
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Item 1(a).        Name of Issuer:

                  Dirt Motor Sports Racing Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2500 McGee Drive, Suite 147
                  Norman, OK 73072


Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  North Sound Capital LLC 20 Horseneck Lane Greenwich CT 06830 Delaware limited liability company

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.0001 per share

Item 2(e).        CUSIP Number:

                  10170Q105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership.

                  The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of August 16, 2005:

                  (a) Amount beneficially owned: 713,543 shares of Common Stock

                  (b) Percent of Class:5.71%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or direct the vote: 0

                           (ii) shared power to vote or direct the vote: 713,543

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CUSIP No. 10170Q105             SCHEDULE 13G          Page   4  of   5  Pages
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                           (iii) sole power to dispose or direct the disposition
                                of: 0

                           (iv) shared power to dispose or direct the
                                disposition of: 713,543

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security
                  Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  Certification pursuant to ss.240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 10170Q105          SCHEDULE 13G           Page   5  of   5  Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  August 25, 2005


                                        NORTH SOUND CAPITAL LLC


                                        By:      /s/Andres David
                                                 -----------------------
                                        Name:    Andrew David
                                        Title:   Managing Director and
                                                 General Counsel